December 7, 2018

William F. Oplinger
Executive Vice President and Chief Financial Officer
Alcoa Corp
201 Isabella Street, Suite 500
Pittsburgh, PA 15212

       Re: Alcoa Corp
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 1-37816

Dear Mr. Oplinger:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 6. Selected Financial Data, page 52

1. In your selected financial data and your results of operations discussion for your segments, you present certain amounts, such as "average realized price per metric ton of primary aluminum", "average cost per dry metric ton of bauxite", "average cost per metric ton of alumina" and "average cost per metric ton of primary aluminum". Please disclose the numerators and denominators used to compute each amount and reconcile the numerators to amounts presented in your financial statements.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William F. Oplinger
Alcoa Corp
December 7, 2018
Page 2

        You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch
Chief, at (202) 551-3769, if you have any questions.



                                                        Sincerely,
FirstName LastNameWilliam F. Oplinger
                                                        Division of Corporation
Finance
Comapany NameAlcoa Corp
                                                        Office of Beverages,
Apparel and
December 7, 2018 Page 2                                 Mining
FirstName LastName